FOR IMMEDIATE RELEASE	TSX:SLW
July 13, 2015	NYSE:SLW

SILVER WHEATON TO RELEASE 2015 SECOND QUARTER
RESULTS ON AUGUST 11, 2015

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2015 second quarter results on Tuesday, August 11, 2015, after market close.

A conference call will be held Wednesday, August 12, 2015, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:                   888-231-8191
Dial from outside Canada or the US:                   647-427-7450
Pass code:                                                                84883183
Live audio webcast:                                               www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 19thth, 2015 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:                   855-859-2056
Dial from outside Canada or the US:                   416-849-0833
Pass code:                                                                84883183
Archived audio webcast:                                       www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com